New: Recent exit on a similar work (16.4% IRR) Inbox ×

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Hello Sam,

Did you know we had our first exit featuring [Günther Förg] earlier this year?

We sold after holding it for 298 days, giving investors in that offering 16.4% annualized net returns. That's a quicker turnaround, but the opportunity was too good to wait to sell. It's also essentially **triple** the 5.5% you could have made on a 1-Year Treasury Bond during that time, albeit a lower risk and fixed payment alternative.*

Now, we're offering a similar piece to investors. Since you missed out on that exit, we wanted to make sure you got the chance to get in on our latest Förg. Past performance not indicative of future returns.

The two paintings are from the same series, were painted within a year of each other and are a similar size. *Spot* paintings are Förg's most commercially successful series — eight of his top ten auction records are from this series, with important differences in scale and period.



Our Offering

Offering Size:

$611,000

Painting Size:

59 × 55 in.



Exited Offering

Net IRR:

16.4%

(298 days held)

Painting Size:

70 4/5 × 59 in.

Important Note:

Past performance is not indicative of future returns.

We sold that piece for $800k. This one comes at an offering size of $611k.

Invest in it here and view the offering circular below.

Thanks,

Anthony DeSimone

—

Investor Relations
M A S T E R W O R K S

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281